EXHIBIT (a)(15)

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933, as amended.

CATELLUS DEVELOPMENT CORPORATION

OFFER TO EXCHANGE CERTAIN

OUTSTANDING CATELLUS STOCK OPTIONS

EXPIRES OCTOBER 29, 2003

AMENDED AND RESTATED OFFER CIRCULAR

Catellus Development Corporation (“Catellus,” “we” or “us”) is offering certain of our employees the right to exchange certain outstanding Catellus stock options for the right to receive a replacement restricted stock award under our 2000 Performance Award Plan. This offer is referred to as the “Offer.” The terms and conditions of the Offer and the right to receive a replacement award are described in this Amended and Restated Offer Circular (“Offer Circular”). This Offer Circular applies to those persons who are eligible to participate in the Offer and who will automatically receive restricted stock in exchange for their Eligible Options. Certain employees who are eligible to participate in the Catellus Development Corporation Deferred Compensation Plan, which generally covers vice presidents or more senior officers of Catellus or senior vice presidents or more senior officers of one or more of our subsidiaries, are eligible to elect to receive restricted stock units in lieu of restricted shares. If you are eligible to participate in the Offer, and you are eligible to participate in the Catellus Development Corporation Deferred Compensation Plan, please refer to the applicable Offer Circular that describes the terms of the Offer that apply to you.

You may participate in the Offer only if selected by Catellus and Catellus or one of our subsidiaries employs you at the time the Offer expires. Even if you are eligible, you do not have to accept the Offer. If you are eligible to participate in the Offer, you may elect to tender in the Offer your outstanding Catellus stock options that were unvested as of December 1, 2002. We refer to these options in this Offer Circular as your “Eligible Options.” You may not tender any other stock options. For example, you may not tender those Catellus options that were outstanding but vested as of December 1, 2002. If you are eligible, you may accept the Offer with respect to all or none of your Eligible Options; you cannot accept the Offer with respect to only a portion of your Eligible Options.

If you want to accept the Offer with respect to your Eligible Options, we must receive your election to accept the Offer by the time the Offer expires. The expiration time of the Offer is 9:00 p.m., Pacific Standard Time, on October 29, 2003. We may, however, extend the expiration time. This Offer Circular includes more detailed instructions for making an election to accept the Offer. We are also providing to you along with this Offer Circular an Individualized Statement showing your options that qualify as Eligible Options. If you accept the Offer, your Eligible Options will terminate at the time the Offer expires. We will then grant a replacement restricted stock award (“Replacement Award”) to you on November 3, 2003 (or, if this is not a trading day, the first trading day after November 3, 2003) if you are still employed by Catellus on that date. We will extend the grant date of the Replacement Awards if we extend the expiration time of the Offer. The Replacement Awards will be granted promptly after the expiration of the Offer, except in certain limited circumstances described in more detail herein.

Subject to the employment requirement described above, if you accept the Offer, we will grant you a Replacement Award of restricted shares calculated pursuant to a specified exchange ratio as described in this Offer Circular. The number of restricted shares may be adjusted, however, for any stock splits, recapitalizations and similar events that occur before the Replacement Awards are actually granted. All Replacement Awards will be granted under our 2000 Performance Award Plan and will be subject to a new three-year vesting schedule. This is the case even if any of your Eligible Options were vested before the Offer commenced or become vested before the Offer expires. The other terms and conditions of the Replacement Awards are described in more detail in this Offer Circular.

We must provide you with detailed information because accepting the Offer has legal consequences. While we recognize that you may feel intimidated by the length of this Offer Circular, it is important that you read the detailed terms of the Offer and other information contained and referred to in this Offer Circular. Capitalized terms used in this Offer Circular are defined in this Offer Circular.

The Date of this Amended and Restated Offer Circular is October 17, 2003.

TABLE OF CONTENTS

Summary of Offer Expiring October 29, 2003	1
Risk Factors	5
Terms of the Offer	8
Background and Reasons for the Offer	8
The Offer	10
The Calculation of Replacement Awards	18
Description of Terms and Conditions of Replacement Awards to be Granted in November 2003	19
Other Provisions; Administration	22
Federal Income Tax and Social Security Consequences	29
Additional Information; Incorporation of Documents by Reference	31
Appendix A – Exchange Offer Ratios	A-1
Attachments:
A. Prospectus for 2000 Performance Award Plan
B. Form of Restricted Stock Award Agreement
C. Selected Financial Data

INDEX OF DEFINED TERMS

Page
2000 Plan	19
Cancelled Options	3
Catellus	cover page
Catellus REIT	1,8
Company	1
Election Form	3
Eligible Options	cover page, 2, 11
Exchange	2
FICA	30
FIN 44	1,16
Offer	cover page
Offer Circular	cover page
REIT conversion	1,8
Replacement Award	cover page, 3
Replacement Award Grant Date	4
Restricted Stock Agreement	19
SEC	20
Section 83(b) Election	29
Special E&P Distribution	1,8

SUMMARY OF OFFER EXPIRING OCTOBER 29, 2003

The following is a summary of some of the key terms and conditions of the Offer. It is important that you read the detailed terms of the Offer that are contained in the “Terms of the Offer” section in this Offer Circular. You should also be sure to read the “Risk Factors” section in this Offer Circular and the other information contained and referred to in this Offer Circular.

•	Reasons for the Offer. In March 2003, we announced that our board of directors had determined that it would be in the best interest of Catellus and our stockholders if Catellus elected to be treated as a real estate investment trust, or REIT, for federal income tax purposes. As a result, our board approved, subject to approval of our stockholders, a plan to restructure Catellus into a REIT. In connection with the plan, Catellus SubCo., Inc. (referred to as “Catellus REIT”) was formed as a wholly-owned subsidiary of Catellus. Catellus REIT controls Catellus Operating Limited Partnership, which was recently formed under the plan. Catellus will be merged with and into Catellus Operating Limited Partnership. In the merger, each Catellus stockholder will receive one share of Catellus REIT common stock for each share of Catellus common stock. Following the merger, Catellus REIT will be renamed “Catellus Development Corporation” and will succeed to and continue to operate the existing business of Catellus directly and indirectly through Catellus Operating Limited Partnership. We refer to this plan, including the related restructuring transactions, as the REIT conversion. At our Annual Meeting in September 2003, our stockholders approved the REIT conversion.

To qualify as a REIT, we will make a special distribution to stockholders of earnings and profits accumulated during the years prior to the REIT conversion, which we refer to as the “Special E&P Distribution,” and will begin paying quarterly dividends. We expect the Special E&P Distribution to be declared in the fourth quarter of 2003 and to be payable in December 2003. Catellus stock options (including Catellus options that do not qualify as Eligible Options, as well as any Eligible Options that are not tendered in the Offer) that are not exercised and are outstanding immediately prior to the REIT conversion will, in the REIT conversion, be converted into options to acquire an equal number of shares of Catellus REIT at the same per share exercise price as the original Catellus options. The exercise price and number of shares subject to these options will be adjusted in accordance with FASB Interpretation No. 44 (“FIN 44“) to maintain the same “in the money” value of the options and the same ratio of exercise price to fair market value after the Special E&P Distribution as before the distribution. However, we do not expect that any of the Catellus or Catellus REIT options will be adjusted for any routine quarterly cash dividends that are expected to be paid in the future, nor will option holders be entitled to receive such quarterly cash dividends.

Neither Catellus nor Catellus REIT will pay dividends with respect to stock options. You may exercise your vested Catellus stock options in order to participate in any future Catellus or Catellus REIT dividends, including the Special E&P Distribution. However, unvested options may not be exercised and, therefore, the holders of unvested options do not have the ability to receive future distributions until such options vest.

Our board of directors approved the Offer so that you have an opportunity to exchange your Eligible Options for a Replacement Award. The Replacement Awards will participate in future dividends (or dividend equivalents in the case of RSUs), which will provide you with the opportunity to receive additional compensation (in the form of dividends on restricted shares or dividend equivalents on RSUs) that you would not otherwise be entitled to if you continue to hold your Eligible Options. Of course, you do not have to accept the Offer. You must decide whether your prospects for long-term compensation from your Eligible Options are better if you continue to hold your Eligible Options or if you tender them in the Offer. In making your decision, be sure to bear in mind the factors described under “Risk Factors” below and your own individual circumstances to determine if accepting the Offer is the right decision for you. None of our board of directors, our management, or our affiliates or agents makes any recommendation as to whether you should accept or reject the Offer.

•	Optionees eligible for the Offer. You must be selected by Catellus and an employee of the Company at the expiration time of the Offer in order to participate in the Offer. The term “Company” is used in this Offer Circular to mean Catellus and/or any other corporation or entity the majority of the voting stock or equity interests of which is owned or controlled, directly or indirectly, by Catellus, as the context requires.

•	Options eligible for the Offer. The stock options that may be tendered in the Offer are only those Catellus stock options that were granted under our equity compensation plans and were unvested as of December 1, 2002, and that are outstanding and unexercised at the time the Offer expires. These options are referred to as your “Eligible Options.” If you accept the Offer, your Eligible Options will be exchanged (the “Exchange”) for the conditional right to be granted shares of restricted stock (also referred to as restricted shares). The Offer is being made on an “all or nothing” basis, which means that if you accept the Offer you agree to tender all of your Eligible Options in the Exchange. You may not elect to tender only a portion of your Eligible Options. In addition, unless you revoke your acceptance of the Offer before the Offer expiration time, once you submit your election form to Catellus you will not be able to exercise Eligible Options that are vested or become vested prior to the date that the Offer expires.

For details of the Offer, see the “Terms of the Offer” section of this Offer Circular generally. The right to a Replacement Award is conditional because you must be a full-time employee of the Company on the date that the Replacement Awards are granted in order to receive a Replacement Award. If you accept the Offer and you are not a full-time employee of the Company on the date that the Replacement Awards are granted, you will not be granted a Replacement Award and your tendered Eligible Options will not be reinstated.

•	Additional information about the Offer. If you have been selected by Catellus as eligible to participate in the Offer, we are providing to you along with this Offer Circular an Individualized Statement that shows which of your options are considered Eligible Options so you can complete the election form required in connection with the Offer. If you need another copy of the Individualized Statement, you may contact Jaime Gertmenian, our Vice President of Human Resources and Administration, at jaime_gertmenian@catellus.com or at the following address or telephone or fax number:

Jaime Gertmenian

Vice President, Human Resources and Administration

Catellus Development Corporation

800 North Alameda Street, Suite 100

Los Angeles, California 90012-2902

tel: 213-473-3169

fax: 213-626-1246

If you have questions regarding the Offer, please contact Jaime Gertmenian at the address, telephone number or email address given above, or Willie Bogan, our Vice President and Associate General Counsel, at willie_bogan@catellus.com or at the following address or telephone or fax number:

Willie C. Bogan

Vice President and Associate General Counsel

Catellus Development Corporation

201 Mission Street, Second Floor

San Francisco, California 94105

tel: 415-974-4553

fax: 415-974-4613

Please be sure to allow at least five business days for Jaime or Willie to respond to your request.

We understand that the decision whether or not to participate in the Offer will be a challenging one for many employees. The Offer does carry considerable risk, and there are no guarantees as to either our future stock performance or whether the Replacement Awards will ultimately have the same value as, or a greater or lesser value than, your Eligible Options. Therefore, the decision to participate in the Offer must be your personal decision, and it will depend largely on your assumptions about the future overall economic environment, the performance of the overall market and companies in our sector, and our own business, performance, dividend payments and stock price.

•	How to Accept the Offer. First, review the information in this Offer Circular and the documents referred to in this Offer Circular. Then, complete, sign and date the Election Form and Release Agreement (the “Election Form”) referred to in the response to Question 7 below. You must file the Election Form with us in the manner and within the time period indicated in that response in order to accept the Offer.

By accepting the Offer, you: (1) agree to the cancellation of your Eligible Options and (2) agree to receive the Special E&P Distribution with respect to the restricted shares subject to your Replacement Award in the form of a combination of cash and Catellus REIT common stock, with the ratio of cash to common stock determined as described in this Offer Circular. Although we currently expect that the REIT conversion will be completed, we reserve the right at any time to delay or even terminate the REIT conversion upon the conditions set forth in the response to Question 13 below. Note that once the Exchange is completed we will not reinstate the Eligible Options tendered in the Offer even if we ultimately determine not to proceed with the REIT conversion. The Replacement Awards would, of course, continue in accordance with their terms in such circumstances.

•	Expiration Time. The Offer will expire at 9:00 p.m., Pacific Standard Time, on October 29, 2003. We may, however, extend the Offer. If you want to accept the Offer with respect to your outstanding Eligible Options, we must receive your election before the expiration time of the Offer; otherwise, you will be deemed to have rejected the Offer.

•	Consequences of Not Accepting the Offer. As indicated above, you do not have to accept the Offer. If you decline, or if you do not timely return a valid election to accept the Offer, your Eligible Options will remain outstanding subject to their existing terms and, to the extent then outstanding, will be adjusted and assumed by Catellus REIT in connection with the REIT conversion as described above.

•	Grant of Replacement Awards. If you accept the Offer, your Eligible Options will terminate at the expiration time of the Offer. These terminated Eligible Options are referred to as your “Cancelled Options.” You will then have a conditional right to receive a grant of restricted shares from us. The award of restricted shares that we will grant is referred to as a “Replacement Award.” The right to a grant of a Replacement Award is conditional because you must be a full-time employee of the Company on the date that the Replacement Awards are granted in order to receive a Replacement Award grant.

Restricted shares are shares of Catellus common stock issued in your name on the grant date that are subject to forfeiture during the vesting period. If you accept the Offer and receive a Replacement Award of restricted shares, you will be entitled to dividend and voting rights on those shares with respect to any dividend or voting record date that occurs after the shares have been issued in your name and while you still own those shares.

The number of restricted shares you will receive in exchange for your Cancelled Options will be determined based on the number of your Eligible Options and the specified exchange ratios that are described in this Offer Circular. Restricted shares will be subject to a new three-year vesting schedule even if your Eligible Options are scheduled to be vested at the time the Offer expires.

It is very important that you read this Offer Circular, its attachments, and all of the documents referred to in this Offer Circular in making your decision to participate in the Exchange.

The Replacement Awards will be granted on November 3, 2003. If November 3, 2003 is not a trading day, the Replacement Award grant date will be the first trading day after November 3, 2003. If we extend the Offer, we will adjust the Replacement Award grant date to correspond to the new expiration time of the Offer. The date that the Replacement Awards are granted is referred to as the “Replacement Award Grant Date.”

•	Consequences of accepting the Offer on the Special E&P Distribution. As mentioned above, Catellus will be making a Special E&P Distribution to its stockholders in connection with the REIT conversion. Catellus expects to offer its stockholders of record the right to elect to receive the portion of the Special E&P Distribution with respect to their shares in the form of cash, shares of Catellus REIT common stock or a predetermined combination of cash and Catellus REIT common stock. In early November, Catellus will distribute to each stockholder of record an election form that each stockholder will need to complete and return to Catellus by late November to indicate his or her election.

If you elect to participate in the Offer, you must also agree to receive your portion of the Special E&P Distribution with respect to your restricted shares in a combination of cash and Catellus REIT common stock, with the ratio of cash to common stock determined as described in this Offer Circular. The shares of Catellus REIT common stock that you will receive in the Special E&P Distribution will be subject to vesting to the same extent as the restricted shares to which they relate.

Our board of directors has approved the Offer. However, you must make your own decision to accept or reject the Offer. None of our board of directors, our management, or our affiliates or agents makes any recommendation whether you should accept or reject the Offer.

We have not authorized anyone to make any recommendation on our behalf as to whether you should accept the Offer. You should rely only on the information contained in this Offer Circular and the information contained in the documents expressly referred to in this Offer Circular.

We have not authorized anyone to give you any information or to make any representations in connection with the Offer other than the information and the representations contained in this Offer Circular and in the documents expressly referred to in this Offer Circular.

If anyone makes any recommendation or representation to you or gives you any information that is not contained in this Offer Circular or in the documents expressly referred to in this Offer Circular, even if that person is an employee or other representative of the Company, you must not rely upon that recommendation, representation or other information as having been authorized by the Company.

If you have any questions about the impact of the Offer on your financial status, you should consult your financial advisor.

RISK FACTORS

The value of your Eligible Options may be the same as, or greater or lesser than, the Replacement Award offered to you in the Exchange. As noted below, the Replacement Awards will be subject to a new three-year vesting schedule and are taxed differently from options. In certain circumstances, you will not be granted a Replacement Award even if you tendered Eligible Options that terminated in connection with the Exchange.

If you accept the Offer, your Eligible Options will terminate. If you accept the Offer, your Eligible Options will terminate at the expiration time of the Offer as described in more detail in the response to Question 12 below.

The Replacement Awards could have a lower value than your Eligible Options. The number of restricted shares that you will be granted as a Replacement Award if you elect to tender your Eligible Options will be determined in the manner described in the response to Question 21 below. The exchange ratios that are used for this purpose have been calculated solely for purposes of this Offer. The actual value of your Eligible Options could be less than, more than, or equal to the value of the restricted shares that you are being offered for your Eligible Options. Because the exchange ratios are not 1:1, you will receive fewer restricted shares than the options that you exchange. Certain levels of stock price appreciation could render your Eligible Options more valuable than the restricted shares that you are being offered for those options. In light of these and other risks of tendering, you may be better off keeping your Eligible Options rather than tendering them in the Exchange.

The current price of Catellus common stock may not be indicative of the price of Catellus REIT common stock following the REIT conversion. To the extent that you consider the current value and possible future value of Catellus common stock, and possible future value of Catellus REIT’s common stock after the REIT conversion, in evaluating the potential risks and benefits of the Offer, you should keep in mind that Catellus’ current stock price may not be indicative of how the market will value Catellus REIT common stock following the REIT conversion. Differences in valuation may exist because of the effect of the distribution of stock and cash in connection with the Special E&P Distribution and the change in Catellus’ organization from a taxable corporation to a REIT. In addition, the current stock price of Catellus reflects the current market valuation of Catellus’ current business and assets (including the cash and stock that may be distributed in connection with the Special E&P Distribution) and does not necessarily take into account the changes in Catellus’ business and operations that will occur in connection with the REIT conversion. Catellus’ current stock price also is, and Catellus REIT’s common stock will be, affected by general market conditions and the economic and market perception of REIT stocks.

There are no guarantees as to future dividends. Although we intend to declare regular quarterly dividends payable to holders of Catellus common stock or Catellus REIT common stock, as the case may be, starting for the third quarter of 2003 in an amount equal to $0.30 per existing share of Catellus common stock, the actual amount of the dividend will be as determined and declared by our board of directors and will depend upon, among other factors, our financial condition and earnings. Accordingly, there are no guarantees as to future dividend payments or dividend payment amounts. Changes in our dividend policy could affect our stock prices and could affect whether you would have been better off keeping your Eligible Options rather than tendering them in the Exchange.

The Replacement Awards are subject to a new vesting schedule. The Replacement Awards will vest over three years from the Replacement Award Grant Date. Therefore, if you accept the Offer and your employment terminates before your Replacement Award vests, your unvested restricted shares subject to your Replacement Award will be forfeited even though the Cancelled Options that you exchanged had already vested or may have vested if you had not exchanged them.

On March 3, 2003, we announced that, as part of the REIT conversion, the Company would be restructuring some of its operations. This restructuring may result in the elimination of certain job positions. A layoff constitutes a termination of your employment with the Company. If you are laid off before your Replacement Award is fully vested, your Replacement Award will terminate and be forfeited to the extent that the restricted shares are not vested at the time you are laid off even if your Eligible Options would have been fully vested at that time if you had not accepted the Offer. Your Eligible Options will not be reinstated in these circumstances.

If you terminate employment with the Company before the Replacement Award Grant Date, you will not receive a Replacement Award. You have no right to continued employment with the Company. If you resign, quit or die, or if your employment with the Company terminates for any reason whatsoever after the expiration time of the Offer and before the Replacement Award Grant Date, we will not grant you a Replacement Award and you will not have a right to any of your Cancelled Options. You will not receive any other consideration for your Cancelled Options or with respect to the Replacement Award that you otherwise would have received.

The Replacement Awards have different risks than your Cancelled Options. Restricted shares are non-transferable and illiquid and thus their “value” is at full market risk until they vest. You may lose value to the extent of any decline in the fair market value of the Catellus common stock or its failure to increase at a rate commensurate with lost opportunities. We cannot assure appreciation or return on your restricted shares.

The REIT Conversion may not be completed. Even if the Offer is completed, we may not complete the REIT conversion. No decision has been made as to whether we would continue to pay quarterly dividends if for any reason we did not complete the REIT conversion. If the REIT conversion is not completed, we will not reinstate any Eligible Options tendered in the Offer although the Replacement Awards will be granted and will continue in accordance with their terms. However, in these circumstances, you may have been better off if you had continued to hold your Eligible Options rather than exchanging them for a Replacement Award because, among other factors, one of the principal benefits of the Replacement Awards (the ability to participate in quarterly dividends) would have been diminished.

If you accept the Offer, you will not have a choice as to the form of consideration you will receive in the Special E&P Distribution. Catellus stockholders of record on the record date for the Special E&P Distribution will have the right to elect to receive the portion of the Special E&P Distribution with respect to their shares in the form of cash, Catellus REIT common stock or a predetermined combination of cash and Catellus REIT common stock. If you accept the Offer, you must also agree to receive the portion of the Special E&P Distribution with respect to your restricted shares in a combination of cash and Catellus REIT common stock, with the ratio of cash to common stock determined as described in this Offer Circular. In other words, by accepting the Offer you agree to waive your ability to choose either cash or Catellus REIT common stock as the form of the Special E&P Distribution with respect to your restricted shares.

Our board of directors has approved the Offer. However, you must make your own decision to accept or reject the Offer. None of our board of directors, our management, or our affiliates or agents makes any recommendation as to whether you should accept or reject the Offer.

We have not authorized anyone to make any recommendation on our behalf as to whether you should accept the Offer. You should rely only on the information contained in this Offer Circular and the information contained in the documents expressly referred to in this Offer Circular.

We have not authorized anyone to give you any information or to make any representations in connection with the Offer other than the information and the representations contained in this Offer Circular and in the documents expressly referred to in this Offer Circular.

If anyone makes any recommendation or representation to you or gives you any information that is not contained in this Offer Circular or in the documents expressly referred to in this Offer Circular, even if that person is an employee or other representative of the Company, you must not rely upon that recommendation, representation or other information as having been authorized by the Company.

If you have any questions about the impact of the Offer on your financial status, you should consult your financial advisor.

TERMS OF THE OFFER

The precise terms and conditions of the Offer are contained in the responses to the following questions:

•	Background and Reasons for the Offer: Questions 1 through 2

•	The Offer: Questions 3 through 20

•	The Calculation of Replacement Awards: Question 21

•	Description of Terms and Conditions of Replacement Awards to be Granted in November 2003: Questions 22 through 32

•	Other Provisions; Administration: Questions 33 through 42

•	Federal Income Tax and Social Security Consequences: Questions 43 through 48

Capitalized terms not otherwise defined in this section have the meanings given to them elsewhere in this Offer Circular. See the Index of Defined Terms at the start of the document.

Background and Reasons for the Offer

This section generally describes why we are making the Offer and answers some questions that you may have regarding the general structure of the Offer.

1.	Why is Catellus making the Offer?

In March 2003, we announced that our board of directors had determined that it would be in the best interest of Catellus and our stockholders if Catellus elected to be treated as a real estate investment trust, or REIT, for federal income tax purposes. As a result, our board approved, subject to approval of our stockholders, a plan to restructure Catellus into a REIT. In connection with the plan, Catellus SubCo., Inc. (referred to as “Catellus REIT”) was formed as a wholly-owned subsidiary of Catellus. Catellus REIT controls Catellus Operating Limited Partnership, which was recently formed under the plan. Catellus will be merged with and into Catellus Operating Limited Partnership. In the merger, each Catellus stockholder will receive one share of Catellus REIT common stock for each share of Catellus common stock. Following the merger, Catellus REIT will be renamed “Catellus Development Corporation” and will succeed to and continue to operate the existing business of Catellus directly and indirectly through Catellus Operating Limited Partnership. We refer to this plan, including the related restructuring transactions, as the REIT conversion. At our Annual Meeting in September 2003, our stockholders approved the REIT conversion.

As part of the REIT conversion, we intend to declare regular quarterly dividends payable to holders of Catellus common stock or Catellus REIT common stock, as applicable, starting for the third quarter of 2003 in an amount equal to $0.30 per existing share of Catellus common stock, although the actual amount of this dividend will be as determined and declared by our board of directors and will depend upon, among other factors, our financial condition and earnings. In addition, in order to qualify as a REIT for federal income tax purposes, Catellus REIT and/or Catellus, as its predecessor, must have distributed all of the accumulated “earnings and profits” of Catellus and Catellus REIT attributable to non-REIT taxable years to its stockholders in one or more taxable dividends prior to the end of the first full taxable year for which the REIT election of Catellus REIT is effective, which we currently expect to be the year 2004. Accordingly, we plan to make a special one-time dividend of these “earnings and profits,” which we refer to as the “Special E&P Distribution,” to our stockholders. We expect the Special E&P Distribution to be declared in the fourth quarter of 2003 and payable in December 2003.

Holders of vested options to acquire Catellus stock, however, will not be entitled to receive either the Special E&P Distribution or future dividends unless they exercise their options in which case they will give up the future value of the options. Holders of Eligible Options will not be eligible to exercise their options (unless they have subsequently vested since December 1, 2002) and, therefore, cannot receive either the Special E&P Distribution or future dividends. Early in the process of examining the desirability of converting Catellus to a REIT, the board of directors recognized that such a conversion could affect the Company’s outstanding stock options. The board was concerned that adjustments be made to such options so that holders of options would have equity-based incentives after the conversion that approximated the value of their options before the conversion. This would assist in keeping the interests of management and the stockholders aligned.

After study, the Compensation and Benefits Committee of our board of directors (the “Compensation Committee”) and the board of directors decided to offer holders of Eligible Options the opportunity to exchange their options for shares of Catellus restricted stock. They also decided to offer certain option holders the opportunity to exchange their Eligible Options for restricted stock units (which would permit a tax deferral) instead of restricted stock of equivalent value. Therefore, we are offering this program on a voluntary basis to allow our employees to choose whether to keep their Eligible Options, or to cancel those options for a conditional promise to be granted a Replacement Award of restricted shares, or if applicable, restricted stock units, that would participate in future dividends (or dividend equivalents in the case of restricted stock units) providing them with the opportunity to receive additional compensation (in the form of dividends on restricted shares or dividend equivalents on RSUs) that they would not otherwise be entitled to if they continue to hold their Eligible Options. We are not required to make this Offer and you do not have to accept this Offer. You must decide whether your prospects for long-term compensation from your Eligible Options are better if you continue to hold your Eligible Options or if you tender them in the Offer. In making your decision, be sure to bear in mind the factors described under “Risk Factors” above and your own individual circumstances to determine if accepting the Offer is the right decision for you. None of our board of directors, our management, or our affiliates or agents makes any recommendation as to whether you should accept or reject the Offer.

Catellus stock options (including Catellus options that do not qualify as Eligible Options, as well as any Eligible Options that are not tendered in the Offer) that are not exercised and are outstanding immediately prior to the REIT conversion will, in the REIT conversion, be converted into options to acquire an equal number of shares of Catellus REIT at the same per share exercise price as the original Catellus options. In addition, the per share exercise price of the Catellus or Catellus REIT options, as the case may be, that are outstanding on the record date for the Special E&P Distribution will be reduced and the number of shares covered by such options will be increased in accordance with FIN 44 to maintain the same “in the money” value of the options and the same ratio of exercise price to fair market value after the Special E&P Distribution as before the distribution. However, we do not expect that any of the Catellus or Catellus REIT options will be adjusted for any routine quarterly cash dividends that are expected to be paid in the future, nor will option holders be entitled to receive such quarterly cash dividends.

2.	Why is Catellus making the Offer at this time?

Catellus has declared a dividend for the third quarter of 2003 payable on November 25, 2003. In addition, we currently expect to pay a dividend for the fourth quarter of 2003 and expect that Catellus REIT will continue to pay quarterly dividends following the REIT conversion. Since any Replacement Awards will participate in future dividends, we are making this Offer so that it is scheduled to expire and Replacement Awards are scheduled to be granted before the November 4, 2003 record date for our third quarter 2003 dividend payment.

The Offer

This section describes the terms of the Offer, including the deadline for accepting the Offer, eligibility rules, how to accept the Offer, which options may be tendered in the Offer, and other terms and conditions of the Offer. The terms of the Offer set forth in this Offer Circular control if there is any inconsistency between this Offer Circular and any other document.

3.	What is the deadline for the Offer?

If you want to accept the Offer, the deadline for submitting your Election Form is 9:00 p.m., Pacific Standard Time, on October 29, 2003, unless we, in our sole discretion, extend the Offer. If you do not return your Election Form before that deadline, you will not be allowed to participate in the Exchange.

4.	Who is eligible to participate in the Offer?

You are eligible to participate in the Offer only if Catellus provides you with an Individualized Statement showing your options that qualify as Eligible Options. Individualized Statements were distributed by Catellus on October 1, 2003. You must also be a full-time employee of the Company at the expiration time of the Offer in order to participate in the Offer.

This Offer Circular applies to those persons who are eligible to participate in the Offer and who, as of the expiration time of the Offer, are not eligible to participate in the Catellus Development Corporation Deferred Compensation Plan. The Catellus Development Corporation Deferred Compensation Plan generally covers vice presidents or more senior officers of Catellus or senior vice presidents or more senior officers of one or more of our subsidiaries. If you are eligible to participate in the Catellus Development Corporation Deferred Compensation Plan, please refer to the applicable Offer Circular that describes the terms of the Offer that apply to you.

5.	What are the conditions to the Offer?

The Offer is conditioned on your being employed with the Company, as described in the response to Question 4 above, at the expiration time of the Offer. In addition, the Offer is conditioned on your satisfactorily completing and returning to us your Election Form by 9:00 p.m., Pacific Standard Time, on October 29, 2003, as described in the response to Question 7 below. You should also refer to the termination of employment rules described in the responses to Questions 14 through 16 below.

6.	What stock options may I tender/exchange in the Offer?

If you are eligible to participate in the Offer, the stock options that you may tender in the Exchange are your Catellus stock options that were granted under our equity compensation plans and were unvested as of December 1, 2002, and that are outstanding and unexercised at the time the Offer expires. These stock options are referred to as your “Eligible Options.” The Offer is being made on an “all or nothing” basis, which means that if you accept the Offer, you accept it as to all of your Eligible Options. You may not elect to tender only a portion of your Eligible Options in the Exchange. Unless you revoke your acceptance of the Offer before the Offer expiration time, once you submit your Election Form to Catellus you will not be able to exercise Eligible Options that vest prior to the date that the Offer expires.

7.	How may I accept the Offer?

Read Offer Circular and Election Form. To accept the Offer, you should first review this Offer Circular and the documents referred to in this Offer Circular.

Assemble Option Information. You should then assemble the option information that you will need to complete the Election Form. We are providing to you along with this Offer Circular an Individualized Statement showing your Eligible Options. If you need another copy of your Individualized Statement, please contact Jaime Gertmenian at jaime_gertmenian@catellus.com or at the address or telephone or fax number given on page 2. Please be sure to allow at least five business days for Jaime to respond to your request.

You are responsible for confirming that the options included in your Individualized Statement satisfy the eligibility requirements described in the response to Question 6 above and for confirming that all of your Eligible Options are reflected in your statement. Any discrepancies should promptly be reported to Jaime Gertmenian at the email address, mailing address or telephone number given above.

Complete, Sign and Date Election Form. You should then complete, sign and date the Election Form that is being provided to you along with this Offer Circular. If you want to accept the Offer, you must indicate on the Election Form that you accept the Offer and agree to the terms set forth in the Election Form.

Return Election Form. You should then send by inter-office mail or mail, courier, hand deliver (during normal business hours), or fax the completed, signed and dated Election Form to Catellus at the following address for receipt before 9:00 p.m., Pacific Standard Time, on October 29, 2003, or any later expiration time to which the Offer has been extended:

Jaime Gertmenian

Vice President, Human Resources and Administration

Catellus Development Corporation

800 North Alameda Street, Suite 100

Los Angeles, California 90012-2902

fax: 213-626-1246

We cannot accept Election Forms by e-mail or any other means of delivery other than those means identified above. For your convenience, a pre-addressed envelope is included with your package of Offer materials that is being sent to you for you to use to return your Election Form to us via inter-office mail. If you do not use the enclosed pre-addressed envelope to return your Election Form to Catellus via inter-office mail, you must pay all mailing or courier costs to deliver your Election Form to us. The method by which you deliver the signed Election Form to us is at your option and risk, even if you use the Catellus inter-office mail, and delivery will be effective only when the form is actually received by us. In all cases, you should allow sufficient time to ensure timely delivery. If we do not receive a valid Election Form from you prior to the deadline described in the response to Question 3, you will be deemed to have rejected the Offer.

If you do not receive an Election Form or need additional information, please contact Jaime Gertmenian at the email address, mailing address, or telephone number given above. If you request an Election Form, be sure to allow at least two business days for delivery to you.

We are not obligated and no other person is obligated, to give you notice of any defects or irregularities in any election, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of elections. Our determination of these matters will be final and binding.

If you would like confirmation that we have received your Election Form, please contact Jaime Gertmenian at the email address or telephone number above. Note, however, that we will only confirm whether we have received something from you, not whether you completed the Election Form correctly.

Other. If the Election Form is signed by trustees, executors, administrators, guardians, attorneys-in-fact or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless we have waived this requirement, submit evidence satisfactory to Catellus of their authority to act in this capacity.

Your election to accept or reject the Offer will become irrevocable upon the expiration time of the Offer. Be sure to read your Election Form. The effectiveness of any election that you may make to accept the Offer is subject to the eligibility conditions described in the response to Question 4 above.

Your election to participate in the Exchange pursuant to the terms and conditions described in this Offer Circular constitutes your acceptance of the terms and conditions of the Offer. Our acceptance for cancellation of your Eligible Options will constitute a binding agreement between you and us on the terms and subject to the conditions of this Offer Circular.

The Offer does not apply with respect to any options that you may own other than your Eligible Options.

You are responsible for the method of delivery of your Election Form and ensuring that we receive your Election Form before the expiration time of the Offer. You should allow sufficient time to ensure timely delivery of your Election Form. If you miss the deadline, you will not be allowed to participate in the Offer.

8.	Can I choose which options I want to tender?

No. If you accept the Offer, you accept the Offer as to all of your Eligible Options. You may not accept the Offer as to only a portion of your Eligible Options.

9.	Can I tender options that I have already exercised?

No. The Offer applies only to your Eligible Options that are unexercised and outstanding as of the expiration time of the Offer. It does not apply in any way to shares that you purchased by exercising an Eligible Option before the expiration time of the Offer. If you have exercised an Eligible Option, that option is no longer outstanding and is therefore not included in the Offer.

10.	Do I have to pay money or taxes if I accept the Offer?

You will not have to make any payments to us if you accept the Offer. If you accept the Offer, there will be no federal income taxes consequences either at the time you accept the Offer or at the time you receive a Replacement Award. Your Replacement Award will be taxed to you upon vesting as described in the responses to Questions 44-48 below. The tax consequences of your Replacement Award will be different than the tax consequences of stock options.

11.	What if I change my mind?

If you file an Election Form and want to change or withdraw your election, you may do so by filing a new Election Form indicating your new acceptance or rejection of the Offer in accordance with the procedures described above so that we receive your new Election Form before the expiration time of the Offer. We will rely on the last Election Form that you validly file and we receive before the expiration time of the Offer.

If you want to change or withdraw your election and you need a new Election Form, you may request one from Jaime Gertmenian at jaime_gertmenian@catellus.com or at the address or telephone or fax number given on page 2. Please be sure to allow at least five business days for Jaime to respond to your request.

12.	Will my tendered Eligible Options terminate if I accept the Offer?

By signing your Election Form and indicating that you accept the Offer, you: (1) agree to the cancellation of your Eligible Options and (2) agree to receive the Special E&P Distribution with respect to the restricted shares subject to your Replacement Award in a combination of cash and Catellus REIT common stock, with the ratio of cash to common stock determined as described in the response to Question 20 below.

If you accept the Offer, your Eligible Options will automatically terminate at the expiration time of the Offer. You retain, of course, your conditional right to receive a Replacement Award on the terms and conditions described in this Offer Circular.

13.	Can the Offer be modified?

Yes. Prior to the expiration time of the Offer, we may, in our sole discretion, extend, modify or, upon the occurrence of any of the events set forth below, revoke the Offer. We will notify you if the Offer is revoked. You will also be notified (and given an opportunity to change any Election Form that you may have previously filed) if we modify the Offer in any material manner. If we do modify the Offer in any material manner or waive a material condition of the Offer we will ensure that at least five (5) business days remain in the Offer from the time we notify you of the material change to the expiration time of the Offer. We will extend the expiration time of the Offer as necessary to satisfy this requirement. The Replacement Award Grant Date is scheduled to be November 3, 2003.

If November 3, 2003 is not a trading day, the Replacement Award Grant Date will be the first trading day after November 3, 2003. If we extend the Offer, we will adjust the Replacement Award Grant Date to correspond to the new expiration time of the Offer. Subject to limited circumstances described in the last paragraph of the response to this Question 13, we will grant Replacement Awards promptly after the expiration time of the Offer.

Subject to our right to modify or revoke the Offer, the only condition to participating in the Offer is that you must be eligible (as described in the responses to Question 4 above) to participate in the Exchange as of the expiration time of the Offer. See the response to Questions 22-29 below for conditions applicable to Replacement Award grants.

Notwithstanding any other provision of the Offer, we are not required to accept any Eligible Options returned to us for exchange, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any Eligible Options returned to us, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, as amended, if at any time on or after October 1, 2003 and prior to the expiration time of the Offer any of the following events has occurred, or has been determined by us to have occurred and, in our reasonable judgment in any such case, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of Eligible Options returned to us for exchange:

•	there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal, or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the acquisition of some or all of the tendered Eligible Options pursuant to the Offer, the grant of Replacement Awards, or otherwise relates in any manner to the Offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the Offer to us or you;

•	an action shall have been threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced, or deemed to be applicable to the Offer or to us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly: (1) make the acceptance for exchange of, or grant of Replacement Awards for, some or all of the tendered Eligible Options illegal or otherwise restrict or prohibit consummation of the Offer; (2) delay or restrict our ability, or render us unable, to accept for exchange, or grant Replacement Awards for, some or all of the tendered Eligible Options; or (3) materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the Offer to us or you;

•	there shall have occurred: (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory; (3) the commencement of a war, terrorist act, armed hostilities or other international or national crisis directly or indirectly involving the United States; (4) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States; (5) any significant decrease in the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of the Company or on the trading in our common stock, or that, in our reasonable judgment, makes it inadvisable to proceed with the Offer; (6) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration, escalation of worsening thereof; or (7) any decline in either the Dow Jones Industrial Average, the New York Stock Exchange or the Standard and Poor’s 500 Index by an amount in excess of 10% measured during any time period after the close of business on October 1, 2003;

•	a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal involving us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that: (1) any person, entity or “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act, shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before October 1, 2003; (2) any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC before October 1, 2003 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or (3) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our or our subsidiaries’ assets or securities; or

•	any change or changes shall have occurred in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or that of our subsidiaries that, in our reasonable judgment, is or may be material to us or our subsidiaries;

in each case, other than the transactions contemplated in connection with the REIT conversion as outlined in the section “Reasons for the Offer” above or in the response to Question 1.

We are not aware of any jurisdiction where the Exchange, the Offer, or the grant of Replacement Awards would violate applicable law. If we become aware of any jurisdiction where the Exchange or the Offer would violate applicable law, we will revoke the Offer in cases where applicable law cannot be satisfied. We may, where necessary, modify the terms of the Replacement Awards to the extent necessary to satisfy applicable law. We are not, however, aware of or anticipate any necessary legal filings or approvals that are or will be required before the Offer can be completed, nor are we aware of any necessary governmental approvals that must be obtained before the Offer can be completed. Notwithstanding the foregoing, in the event that any governmental approvals are required to be obtained prior to the completion of the Offer, we may extend the expiration time of the Offer or may delay the grant of Replacement Awards until such approvals are obtained, provided that we will not delay the grant of Replacement Awards after the expiration time of the Offer for any other reason.

14.	What happens if I accept the Offer but my employment terminates before the expiration time of the Offer?

If you accept the Offer but you cease to be an employee of the Company before the expiration time of the Offer your Eligible Options will be treated as if they had not been tendered in the Offer.

15.	What happens if I accept the Offer but I go on leave before the expiration time of the Offer?

If you take a leave of absence, you will be treated as being employed by the Company for purposes of the Offer while on leave. This is true regardless of whether your leave is a paid leave of absence or an unpaid leave of absence.

16.	What happens if I accept the Offer but my employment terminates after the Offer expiration time but before the Replacement Award Grant Date?

If you die or if your employment with the Company terminates for any reason whatsoever after the Offer expiration time but before the Replacement Award Grant Date, we will not grant you a Replacement Award and you will not have a right to any of your Cancelled Options. In either case, you will not receive any other consideration for your Cancelled Options or with respect to the Replacement Award that you otherwise would have received. This is because the Replacement Award that you otherwise would have received would have been subject to a new three-year vesting schedule and, if your employment terminated upon or within the first year after grant, would have been entirely unvested and would have terminated in connection with the termination of your employment.

17.	What will happen to my Eligible Options if I do not accept the Offer?

Participation in the Offer is entirely voluntary. If you do not accept the Offer, your Eligible Options will remain outstanding in accordance with their terms and will be adjusted for the Special E&P Distribution, and will be assumed by Catellus REIT in the REIT conversion, in the same manner as the Catellus stock options that do not qualify as Eligible Options.

The Eligible Options that are not tendered in the Exchange and the Catellus options that do not qualify as Eligible Options will be adjusted for the Special E&P Distribution in accordance with FASB Interpretation No. 44 (“FIN 44“). Under FIN 44, because the option holders would not receive the Special E&P Distribution, the number of shares would increase and the exercise price would be reduced in order to maintain the same “in the money” value of the options and the same ratio of exercise price to fair market value.

For example: Assume that the per share price of a share of Catellus common stock is $24 immediately before the Special E&P Distribution and the Special E&P Distribution is $4.00 per share. The assumed share price after the Special E&P Distribution is $20 per share. If an option holder has an option to buy 100 shares at $15 per share, the option post-distribution would be changed by decreasing the exercise price to $12.50 per share and by increasing the number of shares to 120. The ratio of exercise price to share price before distribution ($15/$24 = 0.625) is the same as the ratio of exercise price to share price after the distribution ($12.50/$20 = 0.625). The aggregate “in the money” value of the option after the adjustment is $900 (120 x ($20 - $12.50)) and the aggregate “in the money” value of the option before the adjustment is $900 (100 x ($24.00 - $15.00)).

18.	Will I be eligible to receive future grants of options under Catellus’ benefit plans?

If you accept the Offer, you will be ineligible to receive any additional stock option grants until six months after the Replacement Award Grant Date. This is because making new option grants to you would result in potential accounting charges that we wish to avoid. If you do not accept the Offer, you continue to be eligible for additional option grants. In other words, the six month ineligibility period for grants will not apply to you. However, we do not have any current intention to grant new options for the six-month period following the Replacement Award Grant Date.

19.	Is there any tax consequence to my participation in the Exchange?

If you exchange your Eligible Options for a Replacement Award, you will not be required under current law to recognize income for United States federal income tax purposes at the time of the Exchange or at the date that the Replacement Award is granted. See the responses to Questions 44-48 below for more information on the tax consequences of the Replacement Awards.

20.	Are there any consequences of my accepting the Offer on the Special E&P Distribution?

As described in Question 1, Catellus will make a Special E&P Distribution to Catellus stockholders in connection with the REIT conversion. The Special E&P Distribution will be payable to stockholders of record on the record date in the form of a right to elect to receive cash, shares of Catellus REIT common stock or a predetermined combination of cash and Catellus REIT common stock.

If you accept the Offer, you also agree to receive your portion of the Special E&P Distribution with respect to your restricted shares in a combination of cash and Catellus REIT common stock. The percentage of the Special E&P Distribution that you will receive in cash in those circumstances will equal the percentage that is equal to the maximum percentage of the Special E&P Distribution that may be paid in cash. For example, if a $300 million dividend is declared with a maximum of $100 million to be paid in cash, one-third (1/3) of your share of the Special E&P Distribution with respect to your restricted shares will be paid in cash ($100/$300). If a $350 million dividend is declared with a maximum of $100 million to be paid in cash, 28.6% of your share of the Special E&P Distribution with respect to your restricted shares will be paid in cash ($100/$350). The balance will be paid in Catellus REIT common stock. The shares of Catellus REIT common stock that you will receive in the Special E&P Distribution will be subject to vesting to the same extent as the restricted shares to which they relate.

Therefore, if you accept the Offer and tender Eligible Options that would have vested and become exercisable before the record date, you will give up the opportunity to exercise those options and receive Catellus stock, which would permit you to choose the form of consideration for the Special E&P Distribution.

The Calculation of Replacement Awards

21.	If I accept the Offer, how will the number of restricted shares subject to my Replacement Award be calculated?

If you timely accept the Offer and you are employed by the Company on the Replacement Award Grant Date, you will be granted a Replacement Award.

The number of restricted shares subject to your Replacement Award for a particular Eligible Option will be calculated in accordance with the applicable exchange ratio and based on the total number of shares subject to the Eligible Option that is tendered in the Offer. We have set forth the exchange ratios that will be used in the Offer in Appendix A to the Offer Circular. As described below, the ratio applicable to any particular Eligible Option is determined based on the date of grant and exercise price of the option.

The exchange ratios were determined by multiplying the Black-Scholes value of each outstanding Eligible Option by 85%. Black-Scholes is a mathematical formula used to calculate the theoretical present value of a stock option using variables such as stock price, exercise price, volatility, and expected option term. The stock price used in the Black-Scholes valuation for the Exchange was $18.42, which our Compensation Committee and our board of directors determined was a reasonable approximation of the share price of Catellus as a non-dividend-paying C-corporation without the value attributable to the announcement of the REIT conversion.

Our Compensation Committee also gave much consideration to the appropriate discount to the Black Scholes value for the Exchange. In making its determination, our Compensation Committee, using analyses provided by a compensation consultant, focused on the different characteristics associated with Eligible Options versus restricted stock, including the fact that there is less risk associated with holding shares of stock than holding options to purchase stock and that restricted stock participates in dividends and distributions. In light of these differences, the Compensation Committee considered various discount rates from the Black Scholes value of options ranging from 15% to 54.1%. The members of Compensation Committee ultimately concluded that the results derived from using the 15% discount rate (that is, multiplying the Black-Scholes value determined as described above by 85% as opposed to using some other percentage of that value), in conjunction with other relevant assumptions, provided the holders of Eligible Options with approximately equivalent value on a risk adjusted basis before and after the Offer, when considered in the context of the overall methodology used in developing the terms of the Offer.

The Eligible Options were granted at different exercise prices and have different times remaining on their terms. Therefore, the exchange ratios vary. You will not necessarily have an Eligible Option in each exchange ratio category as not every employee received an option on each grant date.

For example, on certain grant dates options were granted only to a limited number of newly-hired employees. Even though only a limited number of employees may have received options on a particular date, there is nevertheless a specific exchange ratio with respect to Eligible Options granted on that date because those options were granted at a specific exercise price and have a specific term remaining before they are scheduled to expire.

Any fractional restricted share will be rounded up to the next whole number.

For Example: Assume that you own an Eligible Option that covers 1,000 shares of Catellus stock. Also assume that the option was granted on June 18, 2001 at a per share exercise price of $17.85 and that all of the shares subject to the Eligible Option remain outstanding on the Exchange Date. The exchange ratio will be 1:0.36778 (as determined under the table in Appendix A) and, if you tender the Eligible Option and it is terminated in the Exchange, you will be granted a Replacement Award covering 368 shares of our common stock (1,000 shares subject to the exchanged Eligible Option multiplied by 0.36778, rounded up to the next whole number). That is, you would be granted a Replacement Award of either 368 restricted shares of our common stock.

Because the Black-Scholes valuations used in establishing the exchange ratios were calculated as of December 1, 2002, are based on assumptions that Catellus has made, and yield only approximate theoretical values, it is possible that the “value” of your Eligible Options may be more than, less than, or equal to the “value” of the Replacement Award that you will be granted for those options if you accept the Exchange Offer. You must determine, based on your own set of facts and circumstances (taking into consideration, without limitation, the vesting schedule that will apply with respect to the Replacement Award and your own assumptions as to future Catellus stock prices and dividend payments) whether you are better off exchanging or holding your Eligible Options.

In general, if we increase or decrease the number, or change the rights and privileges, of our outstanding shares of common stock by payment of a stock dividend, stock split or other distribution upon the shares payable in common stock, or through a subdivision, combination, consolidation, reclassification or recapitalization involving our outstanding common stock, we will proportionately adjust the number, rights and privileges of the securities to be subject to Replacement Awards as if they had been outstanding under our 2000 Plan on the date that any of these events occur. The mere issuance of additional shares by Catellus in an acquisition or other transaction or the mere payment of an ordinary cash dividend, however, typically would not result in any such adjustment.

Description of Terms and Conditions of Replacement Awards to be Granted in November 2003

This section provides important information regarding the Replacement Awards to be granted as part of the Offer. The information in this section is qualified in its entirety by the more detailed information set forth in the form of Restricted Stock Award Agreement that will evidence each grant of shares of restricted stock (the “Restricted Stock Agreement”), and by the more detailed information set forth in our 2000 Performance Award Plan (the “2000 Plan“).

All of the Replacement Awards will be granted under, and subject to the terms and conditions of, our 2000 Plan. This is the case regardless of whether your Cancelled Options were granted, in whole or in part, under any of our other stock plans. You may obtain a copy of our 2000 Plan by request without charge from Catellus by contacting Jaime Gertmenian at jaime_gertmenian@catellus.com or at the address or telephone or fax number given on page 2. The 2000 Plan has also been filed as an exhibit to the Schedule TO filed with the SEC with respect to the Offer and may be obtained by visiting our website at www.catellus.com and clicking on Investor Relations – SEC Filings. The Schedule TO is also available from the Securities and Exchange Commission (the “SEC“) (see “Additional Information; Incorporation of Documents by Reference” section below). A copy of the Prospectus for the 2000 Plan is attached as Attachment A to this Offer Circular and a copy of the form of Restricted Stock Agreement that may be used in connection with the Exchange is attached as Attachment B to this Offer Circular. You should read our 2000 Plan and all applicable attachments to this Offer Circular.

Our 2000 Plan or the Restricted Stock Agreement will control if any discrepancy exists between the information presented in this Offer Circular with respect to the Replacement Award and the terms of our 2000 Plan or the Restricted Stock Agreement.

Catellus Restricted Shares

22.	What are restricted shares?

Restricted shares are shares of our common stock that are subject to a substantial risk of forfeiture until the shares vest. That is, the restrictions on your restricted shares will generally lapse when the restricted shares become “vested.” Although the shares are outstanding, they are generally evidenced only through book-entry records prior to the date that the restricted shares vest and the stock certificates are issued to you. Your Restricted Stock Agreement will set forth, among other terms, the number of restricted shares subject to the Replacement Award grant, and the applicable vesting requirements and other restrictions on the shares. Restricted shares that do not for any reason vest are returned to Catellus as authorized but unissued stock, and you will have no rights with respect to those returned shares.

In accordance with the 2000 Plan, the Compensation Committee, to the extent it deems equitable and appropriate, may adjust the number of restricted shares referenced in an award in the event of certain reorganizations, mergers, combinations, consolidations, recapitalizations, stock splits, stock dividends, reverse stock splits, stock consolidations and other similar events that change the number or kind of shares of Catellus common stock outstanding.

23.	When will the restricted shares vest?

If you accept the Offer, the restricted shares that you are granted will vest over three years as follows: (1) one-third of the restricted shares will vest on the first anniversary of the Replacement Award Grant Date, (2) one-third of the restricted shares will vest on the second anniversary of the Replacement Award Grant Date and (3) one-third of the restricted shares will vest on the third anniversary of the Replacement Award Grant Date, subject, in each case, to your continued employment by the Company through the applicable vesting date. All Replacement Awards will be subject to this vesting schedule, regardless of the fact that all or a portion of your Cancelled Options may have already vested.

24.	What happens if I quit, die, retire, or if the Company terminates my employment?

You will forfeit all shares of restricted stock that have not vested on the date that you cease to be employed by the Company for any reason, unless your memorandum of understanding or employment agreement with the Company (if any) provides otherwise and except as described below in the event your employment terminates due to your death or disability. If your employment terminates due to your death or disability (which, for this purpose, generally means your inability to continue to perform your duties), a pro-rata portion of your shares of restricted stock will vest. If your restricted stock fails to vest, the Company has no obligation to you with respect to the forfeited shares.

Except for a termination due to your death or disability as described above, you will not be entitled to proportionate vesting based on service between vesting dates, even if the service that you have performed is substantial.

25.	What effect will a change of control of Catellus have on my restricted shares?

A “change of control” of Catellus will not have any effect on the vesting of your restricted shares, unless your memorandum of understanding or employment agreement with the Company (if any) provides otherwise.

As described in the response to Question 22 above, the Compensation Committee may make certain adjustments to your restricted shares upon the occurrence of certain corporate transactions and other events.

26.	Am I entitled to voting or dividend rights on my restricted shares?

Yes. You will have voting rights and will be entitled to dividends with respect to your restricted shares as a stockholder, but all dividend and voting rights will terminate to the extent that your restricted shares are forfeited prior to vesting.

27.	Can I transfer, sell or pledge my restricted shares?

You may not sell, pledge, transfer, encumber or otherwise use your restricted shares to secure any debt until such time as the restricted shares vest and certificates representing the shares have been issued to you (or your legal representative or your beneficiary). In addition, you may not even give your restricted shares away until the shares vest.

28.	Who holds the share certificates?

Catellus will issue the restricted shares in book entry or certificated form in your name. The book entries or certificates will reflect the restrictions on the shares. Any certificates will be held by Catellus until the restrictions on the shares lapse (i.e., the shares vest). When (and if) the restrictions on the shares lapse, Catellus will issue to you or your legal representative certificates representing the shares, free from restriction (other than to assure securities law compliance).

29.	If I receive a Replacement Award in the form of restricted shares, what will happen to the restricted shares in the REIT conversion?

Any restricted shares outstanding at the time of the REIT conversion will be exchanged for an equal number of restricted shares of Catellus REIT, subject to the same vesting, forfeiture, and other provisions that were applicable to the Catellus restricted shares.

General Provisions of the 2000 Plan

30.	Is the 2000 Plan a “qualified” plan or subject to ERISA?

No. The 2000 Plan is not qualified under Section 401(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”), and it is not subject to ERISA. However, to the extent that certain eligible persons who may elect to receive their

Replacement Award in restricted stock units elect to receive the payment of those restricted stock units on termination of employment, those deferrals may represent arrangements that are together deemed to be a plan that is subject to ERISA. If so, the “plan” would be an unfunded plan maintained by Catellus primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, and, as such, would not be subject to the participation, vesting, funding, fiduciary responsibility or plan termination insurance provisions of ERISA.

31.	How will the Replacement Awards be administered?

The 2000 Plan is administered by the Compensation Committee and a special committee. The Compensation Committee consists of two or more non-employee directors and the special committee consists of one or more directors. The board of directors appoints the member(s) of each committee from time to time. Nelson C. Rising, our Chairman of the Board and Chief Executive Officer, is currently the sole member of the special committee. To the extent that the special committee does not meet certain standards of disinterestedness that may be required with respect to one or more awards under the 2000 Plan, the Compensation Committee will act as the administrator with respect to the administration of the 2000 Plan as to those awards. The appropriate acting body is referred to as the “Committee.” It is contemplated that the Compensation Committee will make the Replacement Awards in the Exchange. In connection with the REIT conversion, the 2000 Plan will be assumed by Catellus REIT and the 2000 Plan, as well as awards granted under the 2000 Plan, including the Replacement Awards, will thereafter be administered by the board of directors of Catellus REIT or its delegate. References to Catellus, our subsidiaries, and our board of directors with respect to the 2000 Plan and the Replacement Awards will, upon the completion of the REIT conversion, be references to Catellus REIT, Catellus REIT’s subsidiaries, and the Catellus REIT board of directors, respectively.

32.	Can the 2000 Plan or my Replacement Awards be amended or terminated?

Our board of directors has the authority to amend, suspend and discontinue the 2000 Plan subject to any stockholder approval that is required by applicable law or listing agency rule. The board or the Committee may amend outstanding awards in any manner that would be permitted for a new award, provided that any amendment that is adverse to a participant requires the participant’s consent.

Decisions of the Committee with respect to the 2000 Plan and/or amounts payable under the 2000 Plan are final, conclusive and binding on all parties.

Other Provisions; Administration

This section describes certain other aspects of the Offer, including the fact that the Offer does not confer any employment rights, certain administrative information regarding the Offer and, since Catellus is making the Offer, certain information about Catellus.

33.	Does the Offer give me any rights to continued employment by the Company?

No. The Offer does not have any effect on your employment status or give you any right to continued employment with the Company or any of its affiliates. You will remain an at-will employee regardless of whether you elect to participate in the Exchange. That means that you are not guaranteed employment for any period of time.

If you die or if your employment with the Company terminates for any reason whatsoever before the Replacement Award Grant Date, we will not grant you a Replacement Award and you will not have a right to any of your Cancelled Options. In this case, you will not receive any other consideration for your Cancelled Options or with respect to the Replacement Awards that you otherwise would have received.

If we sell a subsidiary or any other event or transaction occurs that results in a Catellus affiliate or subsidiary not continuing as such an affiliate or subsidiary after the event or transaction, and you are employed by the affected affiliate or subsidiary, you will be deemed to have terminated employment with the Company for purposes of the Exchange and your Replacement Award unless, after the event or transaction, you are otherwise employed by Catellus or another entity that is then a Catellus subsidiary or affiliate.

34.	How do I make a claim for payment of other benefits I may be owed?

If you accept the Offer, you generally will not have to take any other action to receive the grant of a Replacement Award in exchange for your Cancelled Options. If, however, you believe that you are being denied a benefit to which you are entitled, you should file a written request with Willie Bogan. The request should include the reasons for your claim. Any written claim request should be sent to:

Willie C. Bogan

Vice President and Associate General Counsel

Catellus Development Corporation

201 Mission Street, Second Floor

San Francisco, California 94105

35.	Who will administer and pay the costs of administering the Exchange?

We will make all administrative decisions regarding the Exchange. Without limiting that authority, we have the authority, in our sole discretion, to determine all questions as to form of documents and the validity, eligibility, and acceptance of any election to participate in the Offer. Our determination on these matters will be final and binding on all persons. We reserve the right to waive any condition of the Offer. We are not obligated to give any notice of any defects or irregularities in Election Forms, nor will anyone incur any liability if you fail to return a valid Election Form.

We will pay the expenses of administering the Exchange and the grant of Replacement Awards.

We will not retain, nor will we pay any fees or commissions for, any broker, dealer, or other person to solicit elections to accept the Offer. Any such solicitation is prohibited.

36.	What is the price of our common stock?

Shares of our common stock are traded on the New York Stock Exchange under the symbol “CDX.” On September 18, 2003, the closing sale price of a share of our common stock on the New York Stock Exchange was $24.09. The following table presents the high and low closing sales prices per share of Catellus common stock on the New York Stock Exchange for the periods indicated, as reported by Bloomberg Financial Markets:

Period	High	Low
Year Ending December 31, 2003:
First Quarter	$21.70	$19.05
Second Quarter	$23.29	$21.14
Third Quarter (to September 18, 2003)	$24.64	$22.10
Year Ended December 31, 2002:
First Quarter	$19.67	$18.02
Second Quarter	$21.10	$19.67
Third Quarter	$20.79	$17.12
Fourth Quarter	$19.85	$16.85
Year Ended December 31, 2001:
First Quarter	$18.17	$15.63
Second Quarter	$18.35	$16.00
Third Quarter	$18.80	$16.11
Fourth Quarter	$18.50	$16.73

You should obtain a current stock price quotation for Catellus common stock.

It is expected that, upon consummation of the REIT conversion, the Catellus REIT common stock will be listed and traded on the NYSE in the same manner as shares of Catellus common stock currently trade on the NYSE. The historical trading prices of Catellus common stock are not necessarily indicative of the future trading prices of Catellus REIT common stock because, among other things, the current stock price of Catellus reflects the current market valuation of Catellus’ current business and assets (including the cash or stock to be distributed in connection with the Special E&P Distribution) and does not necessarily take into account the changes in Catellus’ business and operations that will occur in connection with the REIT conversion.

37.	What information is available regarding Catellus?

Catellus is making the Offer. We are a real estate operating company with a significant portfolio of rental properties and developable land. Operations consist primarily of the management, acquisition, development, and sale of real estate. We became a publicly traded company in 1990 when we were spun off from Santa Fe Pacific Corporation in order to conduct its non-railroad real estate activities. We currently have four primary groups:

•	Asset Management, which provides management and leasing services for our rental portfolio;

•	Suburban Commercial, which acquires and develops suburban commercial business parks for our own rental portfolio and sells land and/or buildings;

•	Suburban Residential, which develops suburban residential communities and sells lots to home builders; and

•	Urban, which focuses on developing three large urban mixed-use projects for our own rental portfolio or for sale to third parties.

We are incorporated under the laws of the State of Delaware and have our principal executive offices at 201 Mission Street, Second Floor, San Francisco, California 94105, telephone number (415) 974-4500.

As described in Question 1 of this Offer Circular, our stockholders have approved our plan to convert from a non-dividend-paying C-corporation into a REIT. Attachment C to this Offer Circular summarizes certain of our consolidated financial data. Additional information about us, including certain more detailed financial statements and additional information about the REIT conversion, is available from the documents referred to and incorporated by reference under “Additional Information: Incorporation of Documents by Reference” below.

38.	How many Eligible Options are there?

The Offer is being made only with respect to your Eligible Options that are outstanding as of the expiration time of the Offer. As of August 31, 2003, there were 91,375,933 shares of Catellus common stock outstanding and there were outstanding stock options and other awards covering up to an additional 4,120,025 shares of Catellus common stock.

Of the shares subject to those stock options and other awards, approximately 2,900,585 shares (approximately 3.2% of the outstanding shares) were subject to the Eligible Options.

39.	How does the Offer relate to Catellus’ directors and executive officers?

Catellus’ executive officers and directors, their positions and offices with Catellus, the number of shares subject to each of their respective Eligible Options, the number of shares subject to each of their Catellus option holdings generally (including, but not limited to, Eligible Options), and the number of shares of Catellus that each of them beneficially owns as of August 31, 2003 are set forth in the following table. Note that Catellus’ non-employee directors are not eligible to participate in the Exchange.

		Shares Subject to Eligible Options		Shares Subject to All Catellus Options(1)		Shares Beneficially Owned
Name	Position	Number	Percentage	Number	Percentage	Number	Percentage
Nelson C. Rising	Chairman of the Board and Chief Executive Officer	1,100,000	37.9%	1,579,372	39.4%	1,319,730(2)	1.4%
Timothy J. Beaudin	Executive Vice President	90,300	3.1%	90,300	2.3%	239,020	*
C. William Hosler	Senior Vice President and Chief Financial Officer	147,240	5.1%	147,240	3.7%	153,675(3)	*
Vanessa L. Washington	Senior Vice President and General Counsel	100,000	3.4%	100,000	2.5%	25,000(4)	*
Paul A. Lockie	Vice President and Controller	0	0	60,000	1.5%	32,500(5)	*
Ted Antenucci	President, Catellus Commercial Development Corporation	131,034	4.5%	131,034	3.3%	108,917(6)	*
Joseph F. Alibrandi	Director	0	0	35,000	*	39,495(7)	*
Stephen F. Bollenbach	Director	0	0	20,000	*	26,190(8)	*
Daryl J. Carter	Director	0	0	16,250	*	26,543(9)	*
Richard D. Farman	Director	0	0	30,000	*	36,143(10)	*
Christine Garvey	Director	0	0	40,000	*	33,621(11)	*
William M. Kahane	Director	0	0	16,250	*	32,014(12)	*
Leslie D. Michelson	Director	0	0	30,000	*	24,244(13)	*
Deanna W. Oppenheimer	Director	0	0	10,000	*	5,893(14)	*
Thomas M. Steinberg	Director	0	0	16,250	*	16,701(15)	*
Cora M. Tellez	Director	0	0	10,000	*	12,384(16)	*

*	Less than one percent.
(1)	Represents all vested and unvested Catellus options as of August 31, 2003. The shares subject to those options that are exercisable within 60 days of August 31, 2003 are also included in the Shares Beneficially Owned column. The shares subject to Eligible Options are also included in the Shares Subject to All Catellus Options column.
(2)	Includes 679,372 shares subject to options that are exercisable within 60 days of August 31, 2003. This figure does not include 35,000 shares held by the Rising Family Foundation, a nonprofit charitable foundation of which Mr. Rising and his wife are the sole directors, and 4,375 shares held by a trust of which Mr. Rising’s adult son, Christopher Rising, is trustee. Mr. Rising disclaims beneficial ownership of the shares held by the Rising Family Foundation and the shares held in trust by his son.
(3)	Includes 75,000 shares subject to options that are exercisable within 60 days of August 31, 2003.
(4)	All shares are subject to options that are exercisable within 60 days of August 31, 2003.
(5)	All shares are subject to options that are exercisable within 60 days of August 31, 2003.
(6)	Includes 18,750 shares subject to options that are exercisable within 60 days of August 31, 2003.
(7)	Includes 14,971 Director Stock Units, 1,680 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year; 384 shares held in a revocable trust of which Mr. Alibrandi is trustor, trustee, and beneficiary and 20,000 shares subject to options that are exercisable within 60 days of August 31, 2003.
(8)	Includes 13,690 Director Stock Units, 1,736 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year and 12,500 shares subject to options that are exercisable within 60 days of August 31, 2003.
(9)	Includes 18,143 Director Stock Units, 1,736 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year and 1,250 shares subject to options that are exercisable within 60 days of August 31, 2003.
(10)	Includes 5,704 Director Stock Units and 15,000 shares subject to options that are exercisable within 60 days of August 31, 2003.
(11)	Includes 8,621 Director Stock Units, 420 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year and 25,000 shares subject to options that are exercisable within 60 days of August 31, 2003.
(12)	Includes 28,258 Director Stock Units, of 1,736 which were credited on January 1, 2003 and vest on a per diem basis over the course of the year and 1,250 shares subject to options that are exercisable within 60 days of August 31, 2003.
(13)	Includes 9,244 Director Stock Units, 840 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year and 15,000 shares subject to options that are exercisable within 60 days of August 31, 2003.
(14)	Includes 2,143 Director Stock Units, 840 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year and 3,750 shares subject to options that are exercisable within 60 days of August 31, 2003.
(15)	Includes 7,312 Director Stock Units, 840 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year and 1,250 shares subject to options that are exercisable within 60 days of August 31, 2003.
(16)	Includes 6,834 Director Stock Units, 1,680 of which were credited on January 1, 2003 and vest on a per diem basis over the course of the year and 3,750 shares subject to options that are exercisable within 60 days of August 31, 2003.

The address of each director and executive officer is c/o Catellus Development Corporation, 201 Mission Street, Second Floor, San Francisco, California 94105.

Catellus’ executive officers own Eligible Options covering an aggregate of 1,568,574 shares of Catellus common stock as of August 31, 2003. Although our executive officers may elect to participate in the Offer with respect to their Eligible Options, we do not know whether any particular executive officer will elect to accept the Offer with respect to the executive’s Eligible Options.

Please see our proxy statement/prospectus for our annual meeting of stockholders held on September 26, 2003 for more information regarding the compensation of directors and certain executive officers and the amount of Catellus securities that our directors and executive officers beneficially owned, for periods or as of the dates set forth in that document. This proxy statement/prospectus is available upon request as described below under “Additional Information; Incorporation of Documents by Reference.”

Except as described below, there were no stock option or stock transactions involving the directors and executive officers of Catellus within the 60 days before the commencement of the Offer:

•	Between August 11, 2003 and August 14, 2003, Timothy J. Beaudin exercised Catellus stock options, with a per share exercise price of $13.50, to acquire 69,900 shares of our common stock. Mr. Beaudin sold 52,996 of those shares on the open market in brokers transactions on August 11, 2003 at a per share sales price of $23.08, the proceeds from which were approximately equivalent to the amount necessary to pay the exercise price of the options and the applicable estimated taxes. Mr. Beaudin holds the remaining 16,904 shares.

•	On August 19, 2003, Daryl J. Carter exercised Catellus stock options, with per share exercise prices ranging from $9.307 to $20.40, to acquire 23,750 shares of our common stock. Mr. Carter sold all 23,750 of those shares on the open market in brokers transactions on that same date at a per share sales price of $23.35. In addition, on August 21, 2003 Mr. Carter purchased 7,150 shares of Catellus common stock on the open market in brokers transactions at a per share purchase price of $24.05. The number of shares purchased by Mr. Carter on August 21, 2003 was approximately equivalent to the number of shares that could be purchased with the proceeds from Mr. Carter’s sales on August 19, 2003 in connection with his stock option exercises, after subtracting the amount necessary to pay the exercise price of the options and the applicable estimated taxes.

•	On August 20, 2003, William M. Kahane exercised Catellus stock options, with per share exercise prices ranging from $13.50 to $20.40, to acquire 13,750 shares of our common stock. Mr. Kahane sold 11,244 of those shares on the open market in brokers transactions on that same date at a per share sales price of $23.65, the proceeds from which were approximately equivalent to the amount necessary to pay the exercise price of the options and the applicable estimated taxes. Mr. Kahane holds the remaining 2,506 shares.

•	Between August 22, 2003 and September 8, 2003, Nelson C. Rising exercised Catellus stock options, with per share exercise prices ranging from $6.00 to $10.075, to acquire 1,650,000 shares of our common stock. Mr. Rising sold 1,075,000 of those shares on the open market in brokers transactions during that same time period at per share sales prices ranging from $23.36 to $24.05, the proceeds from which were approximately equivalent to the amount necessary to pay the exercise price of the options and the applicable estimated taxes. Mr. Rising holds the remaining 575,000 shares.

Except as described below, there were no stock option or stock transactions involving directors of our subsidiaries within the 60 days before the commencement of the Offer:

•	Between August 8, 2003 and September 19, 2003, Douglas J. Gardner exercised Catellus stock options, with per share exercise prices ranging from $13.50 to $19.00, to acquire 339,800 shares of our common stock. Mr. Gardner sold all 339,800 of those shares on the open market in brokers transactions during that same time period at per share sales prices ranging from $23.2025 to $24.23.

•	On August 12, 2003, Thomas T. Marshall exercised Catellus stock options, with per share exercise prices ranging from $8.65 to $14.75, to purchase 31,741 shares of our common stock. Mr. Marshall sold all 31,741 of those shares on the open market in brokers transactions on that same date at a per share sales price of $23.005.

40.	What are the general accounting consequences to the Company of the Exchange?

Generally, we will recognize a charge to earnings (as a compensation expense) for the grant of the Replacement Awards in the Offer. This charge will equal the fair value of a share of our common stock on the Replacement Award Grant Date multiplied by the number of shares subject to the Replacement Awards and will be recognized ratably over the three-year vesting period.

In addition, as a result of the Offer, Eligible Options will be treated as variable awards for financial reporting purposes. This means that we will be required to record as compensation expense the amount by which the market value of the shares subject to Eligible Options exceed the exercise price of those options. The compensation expense would accrue as a variable accounting charge to our earnings over the period of time that the option is deemed to be a variable award, and we would have to adjust this expense periodically during this period based on increases and decreases in the market value of the shares subject to the option. With respect to Eligible Options that are tendered in the Exchange, those options will be treated as variable awards during the period of time beginning on the date that the Offer commences and ending on the Replacement Award Grant Date. To the extent that an Eligible Option is not tendered in the Exchange, then that option will be treated as a variable award over the remainder of its term.

Further, if we were to grant any options during the six-month period before or after the Replacement Award Grant Date to any option holder who elects to participate in the Exchange, our grant of those options (assuming that the applicable per share exercise price is less than the exercise price of the Eligible Options tendered in the Exchange) would be treated as variable awards to the extent that the number of shares subject to the newly granted options is equal to or less than the number of the option holder’s shares tendered in the Exchange.

41.	Is Catellus contemplating any other transactions?

We must disclose whether we are contemplating certain types of transactions in connection with the Offer. Except with respect to the restructuring transactions involved in REIT conversion described in our proxy statement/prospectus that was filed with SEC on August 15, 2003 and described in this Offer Circular and except as otherwise disclosed below and elsewhere in this Offer Circular and in our filings with the SEC, and while we reserve the right to contemplate and effect any of these transactions from time to time, we currently have no plans or proposals that relate to or would result in:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

•	any material change in our present dividend rate or policy, or our indebtedness or capitalization;

•	any change in our present board of directors or executive officers, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on our board of directors or to change any material term of the employment contract of any executive officer;

•	any other material change in our corporate structure or business;

•	our common stock being de-listed from a national securities exchange;

•	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended;

•	the suspension of our obligation to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended;

•	the acquisition by any person of any of our securities or the disposition of any of our securities (other than as a result of the exercise of stock options or the payment of other award granted under our incentive compensation plans); or

•	any changes in our articles of incorporation, bylaws of other governing instruments or any actions that could impede the acquisition of control of Catellus.

Catellus intends to amend the Memoranda of Understanding between Catellus and Mr. Antenucci, Mr. Beaudin, Mr. Hosler, and Ms. Washington, respectively, to provide that upon a termination of employment without cause or upon a resignation for “good reason” within 12 months after a change of control, any restricted shares and RSUs then held by such executive shall become fully vested. Catellus also intends to amend the Employment Agreement between Catellus and Mr. Rising to provide that upon a termination of employment without cause or upon a constructive discharge within 12 months after a change of control, any restricted shares and RSUs then held by Mr. Rising shall become fully vested.

42.	Are there any regulatory requirements or other approvals that Catellus must comply with or obtain?

We are not aware of any license or regulatory permits that are important to our business that might be adversely affected by the exchange and cancellation of Eligible Options or the grant of Replacement Awards as contemplated by the Offer. In addition, we are not aware of any approval that is required from any government authority or agency for the cancellation of Eligible Options and the grant of Replacement Awards as contemplated by the Offer, other than those that we have obtained or that we expect to obtain.

Federal Income Tax and Social Security Consequences

Questions 43 through 48 below discuss the material United States federal income tax and Social Security considerations that relate to the Exchange. Question 48 below comments on state, local and foreign tax matters. We cannot and do not guarantee any particular tax consequences. You should consult your own tax advisors.

The Company may withhold any amounts required by law (including U.S. federal, state or local, or foreign, income, employment or other taxes) to be withheld with respect to the Exchange and the grant, vesting and/or payment of Replacement Awards (including, without limitation, with respect to any Section 83(b) Election, described in the response to Question 44 below. In the event that the Company does not elect for any reason to withhold amounts necessary to satisfy any applicable tax withholding obligations that arise, the Company may withhold such amounts from compensation otherwise payable to you or you must pay or provide for the payment of such amounts to the Company. The amount of tax withheld by the Company may not be sufficient to pay the actual tax liability due, and you will be responsible for any shortfall.

43.	What is the tax effect of the Exchange?

If you accept the Offer, there will be no federal income tax consequences with respect to the cancellation of your exchanged Eligible Options or with respect to the grant of your Replacement Award.

44.	What is the income tax effect of restricted shares?

The restricted shares granted to you will not be taxed for income tax purposes until the year in which the restricted shares vest. (If, however, you make a Section 83(b) Election you will be subject to tax at the time of grant, as described below.) Because the restricted shares granted in the Exchange vest ratably in three annual installments, you will be taxed on each installment as it vests. The amount of income that you will recognize with respect to each installment will equal the fair market value of a share of our common stock on the date that the restricted shares vest multiplied by the number of restricted shares subject to that installment. The amount of income that you recognize with respect to each installment that vests will be ordinary income, not capital gain. You will pay federal income tax based on the tax rates in effect for the year in which the applicable installment vests, which will be the years 2004, 2005 and 2006.

We will be entitled to a compensation expense deduction equal to the amount of ordinary income that you recognize with respect to the installment of restricted shares that vest. We will be allowed the deduction in the year in which you recognize ordinary income.

As mentioned above, you may elect under the Code to recognize income arising from the restricted shares as of the Replacement Award Grant Date (a “Section 83(b) Election“). A Section 83(b) Election must be filed with the Internal Revenue Service within 30 days after the Replacement Award Grant Date. If you make a Section 83(b) Election, you will recognize ordinary income equal to the fair market value of the stock (at the time of receipt) and you will recognize no income if and when the restricted shares vest. If you make a Section 83(b) Election, and for any reason your restricted shares fail to vest, you will not be entitled to a deduction or other adjustment for the amount of income that you recognized in connection with the Section 83(b) Election. You should consult with your tax professional for more information concerning the consequences and potential benefits of filing a Section 83(b) Election.

The fair market value of our common stock on the date that your restricted shares vest (or if you file a Section 83(b) Election, the Replacement Award Grant Date) will be your “tax basis” for the stock. If you later sell the stock, any gain or loss that you realize from the sale (determined based on your tax basis in the stock) will be taxable to you either as short-term or long-term capital gain or loss, depending on how long you own the shares before you sell them. Generally, you must own the shares for more than one year after the shares vest (or if you file a Section 83(b) Election, for more than one year after the Replacement Award Grant Date) before you sell them in order to qualify for long-term capital gain treatment.

45.	What are the tax withholding requirements with respect to Restricted Shares?

The Federal Insurance Contributions Act (“FICA“) imposes two types of taxes—Social Security tax (at 6.2%) and Medicare tax (at 1.45%) - on both employers and employees for wages paid to employees. The Social Security tax is a percentage of wages up to the Social Security wage base limitation, which is $87,000 for the year 2003. The Social Security wage base is adjusted annually. Once you have paid Social Security tax for a given year on an amount of wages from a particular employer equal to the wage base limitation, no further Social Security tax is payable on that year’s wages from that employer. Currently, there is no wage base limitation for Medicare tax purposes. Thus, all wages paid to you are subject to Medicare tax.

Income tax withholding is also required on wages paid to employees. The Company will withhold federal income taxes with respect to the Replacement Awards at the supplemental wage withholding rate (currently 25%). State and local income tax withholding also may be required, depending on your state of employment. For purposes of the following illustration, the state tax withholding rate is assumed to be 6%. (The California supplemental wage withholding rate is 6%.)

The fair market value of the restricted shares will be treated as wages received for FICA and income tax purposes at the time the restricted shares vest (or if you file a Section 83(b) Election, when you file the Section 83(b) Election). Income tax and FICA taxes will be withheld at that time.

Since regular compensation will not typically be sufficient to cover the withholding amount due, you must pay or provide for payment to us of the applicable withholding amount. We may, in our sole discretion, reduce the amount of shares deliverable pursuant to your restricted stock award in order to satisfy applicable withholding requirements or permit you to deliver shares you already own in payment of applicable withholding requirements at their then fair market value. Alternatively, we may require you to pay or provide to us a cash payment in the amount required to be withheld. Typically, on the vesting of a restricted stock award, you will have to provide us with a check in the amount of the withholding obligation. Therefore, you should plan ahead to ensure that you have sufficient funds available to satisfy the withholding obligation.

46.	How are the dividends that I may be paid with respect to my restricted shares taxed?

You will be subject to income tax on the amount of the dividends at the time that they are paid to you. Until your restricted shares vest, the dividends paid with respect to your restricted shares will be taxed at ordinary income rates and will be subject to income tax withholding and FICA tax withholding.

Once the restricted shares vest, dividends will no longer be subject to withholding of income and employment tax and will be taxed at the same rate applicable to stockholders generally.

47.	Could a change in tax law affect my benefits?

Yes. Congress may change the relevant tax and Social Security law at any time, and these changes may be retroactive to before the date of enactment. These changes may have a material effect on the benefit you expect to receive by electing to participate in or by not electing to participate in the Exchange.

48.	What are the local and foreign income tax consequences of the Replacement Awards?

We are unaware of any state and local income tax consequences in the United States of the Exchange and the grant and vesting of restricted shares that differ from the United States federal income tax consequences described and cross-referenced above.

Foreign taxes are beyond the scope of this discussion. If you reside in a jurisdiction outside of the United States, you should consult with your own tax advisors.

ADDITIONAL INFORMATION;

INCORPORATION OF DOCUMENTS BY REFERENCE

If you have any questions with respect to the Offer, the Replacement Awards, or any other matters discussed in this Offer Circular, please contact Jaime Gertmenian or Willie Bogan at the email address, telephone number, fax number or address given on page 2.

Catellus files annual, quarterly and special reports, proxy statements and other information with the SEC. Catellus has also filed a Tender Offer Statement on Schedule TO with the SEC with respect to the Offer. This Offer Circular does not contain all of the information included in the Schedule TO and its exhibits. You may read and copy any reports, proxy statements, the Schedule TO and other information filed by us with the SEC at the SEC Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the SEC Public Reference Room. The SEC also maintains a website that contains these reports and other documents at http://www.sec.gov.

This Offer Circular incorporates important business and financial information about Catellus from documents filed with the SEC that are not included in or delivered with this Offer Circular. The SEC permits us to “incorporate by reference” important information by referring you to another document filed separately with the SEC. This means that the information incorporated by reference is deemed to be part of this Offer Circular, unless superseded by information contained directly in this Offer Circular or by information in documents that we incorporate by reference now but do not actually file with or furnish to the SEC until later. Specifically, this Offer Circular incorporates by reference the documents set forth below, all of which have previously been filed with the SEC.

Catellus SEC Filings (File No. 1-10622)	Period or Filing Date
Annual Report on Form 10-K, as amended	Year ended December 31, 2002
Quarterly Report on Form 10-Q	Quarter ended March 31, 2003
Quarterly Report on Form 10-Q	Quarter ended June 30, 2003
Current Report on Form 8-K	August 8, 2003

In connection with the REIT conversion, we filed a proxy statement/prospectus with the SEC on August 15, 2003 (File No. 1-10622). The information set forth under the following headings in that proxy/statement prospectus is also incorporated by reference into this Offer Circular:

“QUESTIONS AND ANSWERS ABOUT THE REIT CONVERSION”

“STRUCTURE OF THE TRANSACTION”

“RISK FACTORS”

“PROPOSAL 1—ADOPTION OF THE MERGER AGREEMENT PURSUANT TO WHICH THE REIT CONVERSION WILL BE EFFECTED”

You may not have some of the documents incorporated by reference, but you can obtain any of them through our website at www.catellus.com and clicking on Investor Relations – SEC Filings, or from the SEC as described above, or from us at no cost by directing a written or oral request to us at Catellus Development Corporation, 201 Mission Street, Second Floor, San Francisco, California, 94105, Attn.: Director of Investor Relations, or by telephone at (415) 974-4649, or email at InvestorRelations@catellus.com. Except for the documents described above, information on our website is not otherwise incorporated by reference into this Offer Circular.

If you would like to request documents from us, please see that your request is received by our Director of Investor Relations no later than five business days before the expiration of the Offer so that you have them prior to the expiration date of the Offer.

You should rely only on the information in this Offer Circular and its attachments or incorporated by reference into this Offer Circular. No one has been authorized to provide you with different information. You should not assume that the information contained in this Offer Circular is accurate as of any date other than the date on the front page. We are not making any offer to purchase securities (or soliciting any offer to sell any securities in any state where it is unlawful to do so.

APPENDIX A

EXCHANGE RATIOS

FOR OFFER

Date of Grant	Exercise Price	Exchange Ratio*
12/18/1998	$14.75	1 : 0.36363
7/15/1999	$16.00	1 : 0.35855
10/4/1999	$11.688	1 : 0.46469
10/13/1999	$11.188	1 : 0.47853
10/25/1999	$10.75	1 : 0.49099
5/2/2000	$13.50	1 : 0.43746
6/6/2000	$13.75	1 : 0.43146
9/1/2000	$17.813	1 : 0.34563
9/22/2000	$17.875	1 : 0.34480
10/20/2000	$17.75	1 : 0.34701
10/23/2000	$17.75	1 : 0.34701
12/18/2000	$18.75	1 : 0.32856
3/19/2001	$17.05	1 : 0.38255
6/18/2001	$17.85	1 : 0.36778
8/22/2001	$18.58	1 : 0.35486
12/11/2001	$17.41	1 : 0.37562
12/12/2001	$17.45	1 : 0.37516
12/24/2001	$18.13	1 : 0.36270
4/15/2002	$20.86	1 : 0.34055
9/16/2002	$19.45	1 : 0.36224
11/11/2002	$17.50	1 : 0.39547
11/25/2002	$18.05	1 : 0.38578

*	Expressed as the number of shares subject to the Eligible Option that is exchanged : the number of restricted shares (or RSUs) granted.

Appendix A-1

ATTACHMENT A

PROSPECTUS FOR 2000 PERFORMANCE AWARD PLAN

The Prospectus for the 2000 Performance Award Plan included as Attachment A to the Offer Circular dated October 1, 2003 is incorporated herein by reference. If you need another copy of the Prospectus for the 2000 Performance Award Plan, contact Jaime Gertmenian at jaime_gertmenian@catellus.com or at the address or telephone or fax number given on page 2 of the Offer Circular.

ATTACHMENT B

FORM OF RESTRICTED STOCK AWARD AGREEMENT

The Form of Restricted Stock Award Agreement included as Attachment B to the Offer Circular dated October 1, 2003 is incorporated herein by reference. If you need another copy of the Form of Restricted Stock Award Agreement, contact Jaime Gertmenian at jaime_gertmenian@catellus.com or at the address or telephone or fax number given on page 2 of the Offer Circular.

ATTACHMENT C

SELECTED FINANCIAL DATA

Catellus Development Corporation

Summary Financial Data

(Dollars in thousands, except per share amounts and ratios)

	6/30/03	12/31/02	12/31/01
BALANCE SHEET
Properties, net of accumulated depreciation	$2,063,171	$2,048,158	$1,921,951
Other assets and deferred charges, net	$299,902	$273,853	$167,305
Cash and cash equivalents	$204,186	$274,927	$222,695
Total Assets	$2,662,419	$2,695,449	$2,415,515

Mortgage and other debt	$1,482,178	$1,500,955	$1,310,457
Deferred income taxes	$315,630	$318,970	$290,658
Stockholders’ Equity	$612,522	$545,969	$435,257
Total Liabilities and Stockholders’ Equity	$2,662,419	$2,695,449	$2,415,515

	For the periods ended
	6/30/03	12/31/02	12/31/01
STATEMENT OF OPERATIONS
Rental revenue	$148,567	$266,951	$232,106
Property operating costs	$(39,600)	$(71,559)	$(61,704)
Sales revenue	$32,910	$139,604	$245,804
Cost of sales	$(23,253)	$(89,661)	$(149,698)
Equity in earnings of joint ventures, net	$13,940	$37,509	$34,811
Income from continuing operations	$38,095	$87,150	$96,621
Net income	$42,665	$100,656	$96,521

	For the periods ended
	6/30/03	12/31/02	12/31/01
Income per common share from continuing operations:
Basic	$0.44	$1.00	$0.97
Diluted	$0.42	$0.97	$0.94
Net income per common share:
Basic	$0.49	$1.16	$0.97
Diluted	$0.47	$1.13	$0.94
Ratio of earnings to fixed charges:	2.19	2.34	2.61
Book value per share (diluted):	$6.71	$6.07	$4.89